

August 30, 2022

Jingwei Zhang
Chief Financial Officer
MingZhu Logistics Holdings Limited
27F Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

> **Re: MingZhu Logistics Holdings Limited**
> **Form 20-F for the fiscal year ended December 31, 2021**
> **filed May 11, 2022**
> **File No. 001-39654**

Dear Mr. Zhang:

We issued comments to you on the above captioned filing on July 20, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 13, 2022.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Brian McAllister at (202) 551-3341 or Raj Rajan at (202) 551-3388 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation